Exhibit 99.1

September 28, 2021

MKS INSTRUMENTS TO ACQUIRE ATOTECH

Publication of the Scheme Document

LONDON, England – September 28, 2021 – (GLOBE NEWSWIRE) On July 1, 2021, the board of directors of Atotech Limited (NYSE:ATC) (“Atotech”) and the board of directors of MKS Instruments, Inc. (NASDAQ:MKSI) (“MKS”) announced that they had entered into a definitive agreement pursuant to which MKS would acquire the entire issued and to be issued share capital of Atotech (the “Acquisition”). The Acquisition is to be effected by means of a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (as amended).

Publication of the Scheme Document

Atotech is pleased to announce that the scheme document containing the full terms and conditions of the Acquisition (the “Scheme Document”), together with the related Forms of Proxy and the Virtual Meeting Guide, is being sent to Atotech Shareholders today and will be made available on Atotech’s website at https://investors.atotech.com.

Capitalised terms defined in the Scheme Document have the same meanings in this announcement.

Notices of the Court Meeting and General Meeting

As described in the Scheme Document, to become effective, the Scheme will require, amongst other things, the approval of Scheme Shareholders at the Court Meeting, the passing of the Resolutions at the General Meeting and the subsequent sanction of the Court. The Scheme is also subject to the satisfaction or waiver of the Conditions and further terms that are set out in the Scheme Document.

Notices of the Court Meeting and the General Meeting, each of which will be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom on November 3, 2021, are set out in the Scheme Document. The Court Meeting will start at 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on that date and the General Meeting at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) or as soon thereafter as the Court Meeting is concluded or adjourned.

The Atotech Board notes the ongoing measures imposed by various governments and federal and state authorities (including in the US, the UK and Jersey) in view of the ongoing COVID-19 pandemic. In light of these measures, together with the uncertainty as to any additional and/or alternative measures that may be put in place by the governments of, or federal or state authorities in, the US, UK and Jersey, and in order to protect the health and safety of Atotech Shareholders and Atotech Directors, Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform and to transmit a proxy appointment and voting instruction in advance of the Meetings, appointing “the Chair of the meeting” as their proxy.

Scheme Shareholders and Atotech Shareholders will be given the opportunity to remotely attend, speak, submit written questions, and vote at the relevant Meetings via the Virtual Meeting Platform.

Any material changes to the arrangements for the Court Meeting and the General Meeting will be communicated to Atotech Shareholders and Scheme Shareholders before the Meetings by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Action Required

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Court Meeting (in person or remotely via the Virtual Meeting Platform), Scheme Shareholders are strongly advised to sign and return your BLUE Form of Proxy (by email) for the Court Meeting as soon as possible.

The completion and return of the BLUE Form of Proxy by email will not prevent you from attending, speaking at, submitting written questions, and voting at the Court Meeting in person or remotely via the Virtual Meeting Platform as described above and in the Virtual Meeting Guide, if you are entitled to and wish to do so.

Non-Registered Shareholders

Non-Registered Shareholders will not be entitled to attend, speak at, submit written questions to, vote at or otherwise participate in either the Court Meeting or the General Meeting (whether in person or remotely via the Virtual Meeting Platform).

Non-Registered Shareholders as of the Non-Registered Shareholder Record Time will however be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and Atotech Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary.

Non-Registered Holders will also be able to observe (but not participate) the Court Meeting and the General Meeting remotely via the Virtual Meeting Platform, as described in the opening pages of the Scheme Document and the Virtual Meeting Guide.

Expected Timetable of Principal Events

The Scheme Document contains an expected timetable of principal events relating to the Scheme, which is also attached as an Appendix to this announcement. Subject to obtaining the approval of Atotech Shareholders and the Court, and the satisfaction or, where applicable, the waiver of the other Conditions (as set out in the Scheme Document), the Scheme is expected to become effective in the fourth quarter of 2021.

Notices

Important Notices Relating to Advisers

Credit Suisse is acting as financial advisor and Latham & Watkins is acting as legal advisor to Atotech. Ogier is advising Atotech as to Jersey law matters.

About Atotech

Atotech is a leading specialty-chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 employees in over 40 countries generating annual revenue of $1.2 billion in 2020. Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at www.atotech.com.

As noted at the time of Atotech’s public offering, Atotech is not a company subject to regulation under the City Code on Takeovers and Mergers (the “UK Takeover Code”), therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of MKS or Atotech.

Safe Harbor for Forward-Looking Statements

Statements in this announcement regarding the proposed transaction between MKS and Atotech (the “transaction”), the expected timetable for completing the transaction, future financial and operating results and metrics for the combined company, including to reflect MKS’ acquisition of Photon Control Inc., which MKS acquired in July 2021, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about MKS’ or Atotech’s managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ability of the parties to complete the transaction; the risk that the conditions to the closing of the transaction, including receipt of required regulatory approvals and approval of Atotech shareholders, are not satisfied in a timely manner or at all; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction, the substantial indebtedness MKS expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the transaction materially and adversely affects the respective businesses and operations of MKS and Atotech; restrictions during the pendency of the transaction that impact MKS’ or Atotech’s ability to pursue certain business opportunities or other strategic transactions; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the transaction, including the risk that the anticipated benefits from the transaction may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow Atotech’s business; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which MKS and Atotech operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to MKS’ and Atotech’s existing and prospective customers; the challenges, risks and costs involved with integrating the operations of the companies MKS and Atotech acquire; the impact of the COVID-19 pandemic and related private and public measures on Atotech’s business; the ability of MKS to anticipate and meet customer demand; manufacturing and sourcing risks, including supply chain disruptions and component shortages; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequent Quarterly Reports on Form 10-Q, and Atotech’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 and any Reports on Form 6-K, each as filed with the U.S. Securities and Exchange Commission (the “SEC”). MKS and Atotech are under no obligation to, and expressly disclaim any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information and Where to Find It

BEFORE MAKING ANY VOTING DECISION, ATOTECH’S SHAREHOLDERS ARE URGED TO READ THE SCHEME DOCUMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY ATOTECH WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Any vote in respect of resolutions to be proposed at Atotech shareholder meetings to approve the proposed transaction, the scheme of arrangement or related matters, or other responses in relation to the proposed transaction, should be made only on the basis of the information contained in the Scheme Document. Shareholders may obtain a free copy of the Scheme Document and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Atotech will also make available free of charge on its investor relations website at https://investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS and Atotech, dated July 1, 2021, which contains the terms and conditions of the proposed transaction.

Atotech Contacts:

Investor Relations & Communications:

Sarah Spray

Vice President, Global Head of Investor Relations & Communications

+1 803.504.4731

Email: sarah.spray@atotech.com

Lex Suvanto / Patrick Ryan / Ruediger Assion

Edelman

Emails: lex.suvanto@edelman.com / Patrick.ryan@edelman.com / Ruediger.assion@edelman.com

Appendix

All dates and times are based on Atotech’s and MKS’ current expectations and are subject to change. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by public announcement in the United States and by making such announcement available on Atotech’s website https://investors.atotech.com.

Event	Expected time / date

Directions Hearing	August 26, 2021

Non-Registered Shareholder Record Time	5.00 p.m. (Eastern time) / 10.00 p.m. (London time) on September 24, 2021

Publication of this Document	September 28, 2021

Latest time for lodging Forms of Proxy for: Court Meeting (BLUE form)	10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021(1)

General Meeting (WHITE form)	10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021(1)

Scheme Voting Record Time for the Court Meeting and the General Meeting	5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on October 24, 2021(2)

Court Meeting	10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021

General Meeting	10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 3, 2021(3)

The following dates are indicative only and will depend on, among other things, the dates upon which (i) the Conditions are satisfied or (where applicable) waived, (ii) the Court sanctions the Scheme, and (iii) the Court Order sanctioning the Scheme is delivered to the Registrar of Companies. Atotech will give notice of any changes to these dates and times, when known, by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com. Any further updates or changes to these times will be notified in the same way.

Court Sanction Hearing	Subject to clause 9 of the Scheme, December 22, 2021

Last day of dealings in, and for registration of transfers of, Atotech Shares	D-3 Business Days

Scheme Record Time	5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on D-1 Business Day

Effective Date of the Scheme	December 30, 2021 “D”(4)

Date for despatch of cheques/settlement for cash consideration (including any cash entitlement in respect of fractional shares) due under the Scheme	D(5)

Cancellation of listing of Atotech Shares on the NYSE	by 9.30 a.m. (Eastern Time) / 2.30 p.m. (London Time) on D+1 Business Day

Listing of, and commencement of dealings in, New MKS Shares on Nasdaq	by 9.30 a.m. (Eastern Time) / 2.30 p.m. (London Time) on D+1 Business Day(6)

New MKS Shares credited by the Transfer Agent to Cede & Co., as nominee for DTC (in respect of Atotech Shares held in book-entry form through DTC)	D+1 Business Day(6)

New MKS Shares credited by the Transfer Agent in book-entry form on its books or through DRS if the Scheme Shareholder is DRS-eligible (in respect of Atotech Shares held in certificated or book-entry form on books of the Transfer Agent)	D+1 Business Day(6)
Dispatch of statements of entitlement to New MKS Shares held through DRS (in respect of Atotech Shares held in certificated or book-entry form on books of the Transfer Agent)	D+1 Business Day(6)

Long Stop Date	December 31, 2021(7)

(1)

The BLUE Form of Proxy must be received no later than 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021 (or, if the Court Meeting is adjourned, 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting). The WHITE Form of Proxy must be received no later than 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021 (or, if the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting). If the BLUE Form of Proxy relating to the Court Meeting is not returned by Scheme Shareholders so as to be received by the time mentioned above for return of the BLUE Form of Proxy, it may be handed to the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In order to effect this, it may be handed to the Chair in person at the Court Meeting or emailed at any time prior to the Court Meeting but NOT AFTER 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 to Atotech@ogier.com.

(2)

If either the Court Meeting or the General Meeting is adjourned for more than 30 days, the Scheme Voting Record Time for the relevant adjourned Meeting will be 5.00 p.m. (Eastern Time) on the day which is 10 days before the date set for such adjourned Meeting.

(3)	To commence at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) or, if later, as soon thereafter as the Court Meeting shall have concluded or adjourned.

(4)	The Scheme will become effective pursuant to its terms upon the Court Order being delivered to the Registrar of Companies.

(5)

The Cash Consideration shall be settled in accordance with the terms of the Scheme on or as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(6)

The Share Consideration shall be settled in accordance with the terms of the Scheme as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(7)

The latest date by which the Scheme must be implemented, which may be extended by agreement between Atotech and MKS and (if required) the approval of the Court, and which shall be automatically extended to March 31, 2022 if: (i) all of the Clearances necessary for the Acquisition have not been obtained by December 31, 2021, or (ii) there is a Permitted Switch.